

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 12, 2016

Harold C. Bevis
President
Xerium Technologies, Inc.
14101 Capital Boulevard
Youngsville, N.C. 27596

> **Re:** **Xerium Technologies, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 6, 2016**
> **File No. 333-214929**

Dear Mr. Bevis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott M. Anderegg, Attorney-Advisor at (202) 551-3342 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products